August 22, 2014

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:  Larry Spirgel

Re:                             MaxPoint Interactive, Inc.

Confidential Draft Registration Statement on Form S-1

Submitted July 2, 2014

CIK No. 0001611231

Dear Mr. Spirgel:

On behalf of MaxPoint Interactive, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 29, 2014 relating to the Company’s Confidential Draft Registration Statement on Form S-1, submitted on July 2, 2014 (“Draft Registration Statement No. 1”).

On behalf of the Company, we are also electronically transmitting for confidential submission an amended version of the Company’s Confidential Draft Registration Statement on Form S-1 (“Draft Registration Statement No. 2”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of Draft Registration Statement No. 2 (against Draft Registration Statement No. 1 originally submitted on July 2, 2014).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.  Except as otherwise specifically indicated, page references herein correspond to the page of Draft Registration Statement No. 2, as applicable.

General

1.                                      We note numerous blank spaces throughout the prospectus.  Please be advised that you should include the price, use of proceeds, dilution, capitalization, underwriting, and all other required information in your publicly filed Form S-1 prior to any distribution of preliminary prospectuses so that we may complete our review.  Note that we may have additional comments once you have provided this disclosure.  Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

We respectfully acknowledge the Staff’s comment and will include the price, use of proceeds, dilution, capitalization, underwriting and all other required information in a pre-effective amendment to the Company’s Registration Statement on Form S-1 with sufficient time for the Staff to review prior to any distribution of preliminary prospectuses.

2.                                      Please file all exhibits, including your legal opinion, as soon as practicable.  We must review these documents before the registration statement is declared effective, and we may have additional comments.

We respectfully acknowledge the Staff’s comment and the Company will file all required exhibits as soon as practicable.

3.                                      As soon as practicable, please furnish a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA.  Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections.

We respectfully acknowledge the Staff’s comment and will provide these statements from FINRA to the Staff prior to the effectiveness of the Company’s Registration Statement on Form S-1.

4.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

In response to the Staff’s request, the Company has supplementally provided, under separate cover, all of the written materials that were presented to potential investors in reliance on Section 5(d) of the Securities Act.  Such materials were only made available for viewing by such potential investors during the Company’s presentation, and potential investors did not retain copies of the materials.  The Company is not aware of any research report by any broker or dealer that is participating in the offering, and the underwriters listed in Draft Registration Statement No. 2 have confirmed to the Company that they have not published or distributed any such report.  To the extent any additional written communications made in reliance of Section 5(d) of the Securities Act are made or any such research reports are published or distributed in the future, the Company will provide the Staff with any such written communications or reports.

5.                                      Please provide us with copies of your artwork prior to circulating preliminary prospectuses.  Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses.

We respectfully acknowledge the Staff’s comment and will provide copies of any additional artwork that the Company intends to use in the prospectus as soon as practicable.

6.                                      We note references to third party information throughout the prospectus, including, but not limited to, references to information and statistics from Euromonitor, BIA/Kelsey and Planet Retail.  Please provide us with marked copies of any materials that support third party statements, clearly-cross-referencing a statement with the underlying factual support.  In addition, please confirm whether any other referenced report was commissioned by you for use in connection with this registration statement and, if so, please file the consent as an exhibit.

In response to the Staff’s request, we have supplementally provided, under separate cover, the applicable pages of all industry research reports cited in the prospectus.  To expedite the Staff’s review, we have marked the relevant portion or section containing the information in each industry research report and have included a cross reference to the corresponding page in Draft Registration Statement No. 2.  We respectfully advise the Staff that none of the industry research reports were prepared for the Company for use in the prospectus or otherwise.

Prospectus Summary, page 1

7.                                      We note your statements throughout the prospectus that you are a “leading” business intelligence and marketing automation software provider.  Please expand your disclosure to provide the measure by which you have determined your market position, your relative market share in these markets and how nascent the market is.

We respectfully advise the Staff that the market for business intelligence and marketing automation software services is new and, to date, includes a limited number of participants.  The Company believes its focus on local advertising is unique, and therefore, based on the strength of its customer base and revenue growth rate, the Company is confident that it provides a “leading” business intelligence and marketing automation software service for local digital marketing.  The Company works with each of the top 20 leading national advertisers and each of the top 10 advertising agencies in the United States as ranked in 2014 by Advertising Age.  The Company generated revenue of $14.7 million, $35.1 million and $66.1 million for the years ended December 31, 2011, 2012 and 2013, respectively, representing year-over-year increases of 139% and 88%, respectively.  The Company generated revenue of $26.4 million and $40.7 million for the six months ended June 30, 2013 and 2014, respectively, representing a period-over-period increase of 54%.  In addition, the Company believes that its customers and advertising agencies acting on their behalf choose to use the Company’s solution because the Company provides a leading business intelligence and marketing automation software service, and that they would not continue to use the Company’s service if it were otherwise.  We direct the Staff’s attention to the Company’s disclosure on pages 2, 52, 53, 54 and 77 with respect to the Company’s customer base and revenue growth.  In addition, in response to the Staff’s comment, the Company has revised its disclosure on pages 54 and 85 to include additional information regarding the Company’s increase in revenue from existing customers.

In addition, we have supplementally provided, under separate cover, the applicable pages of the Technology Fast 500 2013 Ranking, published by Deloitte LLP, which ranks the Company as the ninth fast growing technology company in North America and provides additional support for why the Company claims to be “a”, but not “the”, leading business intelligence and marketing automation software service for local digital marketing.

8.                                     Please clarify what products and services you provide to your customers.  Your reliance on the marketing term “solutions” in lieu of “products” or “services” makes your disclosure more difficult to understand.  In addition, please try to avoid the use of jargon, such as “disruptive” and “industry verticals.”

In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 51, 76 and 81 to clarify that the Company’s solution is a service and, generally, to remove the use of jargon.

9.                                      Please disclose that your MaxPoint Intelligence Platform was introduced in 2011.

In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 52 and 76 to disclose when the MaxPoint Intelligence Platform was introduced.

10.                               We note that your software platform seeks to combine your proprietary Digital Zip architecture, business analytics and marketing automation, to analyze and consider a variety of data sources based upon customized product offers.  However, your reference that your software platform predicts and targets specific products that local buyers intend to purchase in real time “with a high degree of accuracy” may convey some type of quantitative measurement.  Please revise or advise.  Alternatively, please provide objective support.  Refer to pages 3 and 78.  In addition, please revise your risk factor on page 14.

In response to the Staff’s comment, the Company has revised its disclosure on pages 4 and 79 to delete the language “with a high degree of accuracy”.  As a result of the deletions, we respectfully submit to the Staff that any revision of the risk factor on page 14 relating to the prediction of the most likely buyers is unnecessary.

11.                               Please explain how you define and measure “consumer intent.”  Please discuss what you mean by reaching the “most likely” consumers or local buyers and provide objective standards to support your assertion.  Briefly explain here and in more detail in the Business section how you deliver your customers’ advertising to only these specific consumers.

In response to the Staff’s comment, the Company has revised its disclosure on pages 2, 76 and 77.

12.                               Provide context to clarify your use of “local,” in terms of both retail locations and buyers/consumers.

In response to the Staff’s comment, the Company has revised its disclosure on pages 2 and 77 to clarify the Company’s use of “local”.

13.                              Please revise to disclose the published year for your reference to several leading advertising agencies as ranked by Advertising Age.

In response to the Staff’s comment, the Company has revised its disclosure on pages 2, 52, 77, 81 and 86.  In addition, we advise the Staff that the existing disclosure on page 41 also sets forth the dates of the Advertising Agency publications.

14.                               We understand your business intelligence and marketing automation solution depends on your ability to leverage significant amounts of data.  To provide investors with greater context, please revise your disclosure to further explain how your consumer purchase intent model captures raw data.  For example, please explain how you able to gather and analyze individual web pages browsed by consumers in each Digital Zip.  Please revise here and under your Business section.

In response to the Staff’s comment, the Company has revised its disclosure on pages 2, 76 and 77.

15.                               To provide balance, please revise to specifically address continued ecommerce growth.

In response to the Staff’s comment, the Company has revised its disclosure on pages 2, 3 and 77 to specifically address continued ecommerce growth.

Risks Related to Our Business, page 6

16.                               Please revise to disclose that three advertising agencies represented customers accounting for approximately 41% of your revenue for the year ended December 31, 2013.  In addition, please briefly highlight how agency trading desks may impact your business and competitive position within the market.

In response to the Staff’s comment, the Company has revised its disclosure on pages 6 and 17 to disclose that multiple advertising agencies operating within three global advertising networks represented numerous customers accounting for approximately 18%, 13% and 10% of our revenue, respectively, for the year ended December 31, 2013, and to further explain how agency trading desks may impact the Company’s business and competitive position within the market.

In addition, the Company respectfully directs the Staff to the Company’s response to comment no. 27.

Management’s Discussion and Analysis..., page 51

Overview, page 51

17.                               You disclose that your revenue is derived primarily from display advertising.  We also note on page 82 that your consumer purchase intent model allows you to determine the optimal media mix — such as display, mobile, social or video — that is most suitable for the specific product involved in the campaign.  Please expand your disclosure to describe how a shift in the media mix could impact your reportable revenue, revenue ex-tac and gross profit.

In response to the Staff’s comment, the Company has revised its disclosure on page 51 to include additional information regarding the channel mix used.  We respectfully advise the Staff that, given the cross-channel nature of the Company’s solution, the Company does not believe that providing additional specifics regarding the effects of a shift in media mix (i.e., revenue or gross margin in the aggregate or on a per impression basis by delivery channel (i.e., display, mobile, social or video)) is useful to investors in evaluating the performance of the Company’s business.  The MaxPoint Intelligence Platform and its real-time bidding process are designed to balance the goals of delivering exceptional results to the Company’s customers while meeting the Company’s margin objectives irrespective of delivery channel.  The Company’s profitability and gross margin are based on the cost the Company pays to real-time bidding exchanges and the price the Company charges its customers, each of which is subject to fluctuation based on supply, demand and the Company’s customers’ pricing parameters.  Finally, we respectfully submit that channel-based metrics are not commonly used in the Company’s industry to report or explain financial performance.

Results of Operations, page 57

18.                               Please provide greater detail to explain “adverse macroeconomic factors, particularly inclement weather,” with respect to your enterprise customer totals and revenue per enterprise customer for the three months ended March 31, 2014 compared to the three months ended March 31, 2013.

In response to the Staff’s comment, the Company has revised its disclosure on page 58 to delete the concept of “adverse macroeconomic factors, particularly inclement weather”, as it was not a material factor for the Company’s results of operations for the six-month period ended June 30, 2014.

Traffic acquisition costs, page 58

19.                               Tell us the nature of your new bidding techniques on marketing campaigns and how they resulted in higher traffic acquisition costs.

In response to the Staff’s comment, the Company has revised its disclosure on page 58 to delete the concept of “new bidding techniques” leading to higher traffic acquisition costs as it was not a material factor for the Company’s results of operations for the six months ended June 30, 2014.  For the six months ended June 30, 2014 there was a decrease in traffic acquisition costs as a percentage of revenue due primarily to algorithmic improvements in our real-time bidding platform as compared to the six months ended June 30, 2013.

Business, page 76

Consumer purchase intent model, page 84

20.                               We note your belief that the use of point-of-sale and supply chain data from retailers may benefit and distinguish local online marketing campaigns in a variety of ways.  Please discuss the extent to which your platform relies on this customer provided data.  Discuss the types of customers, by industries or otherwise, that provide enterprise data.  Conversely, also discuss the types of industries less likely to benefit from enterprise data disclosure and the reasons underlying those business considerations.

In response to the Staff’s comment, the Company has revised its disclosure on page 84.  We respectfully advise the Staff that the Company’s platform is not reliant on customer-provided data to operate.  If a customer elects to provide access to its point-of-sale and supply chain data, then the Company is able to customize the customer’s marketing campaign to a greater extent and provide more detailed and timely feedback on the success of that marketing campaign.  No one type of customer by industry or otherwise is more likely to provide the Company with its enterprise data, as the decision to provide enterprise data is customer-specific.  Accordingly, no one industry is more or less likely to benefit from providing the Company with enterprise data.  In addition, we respectfully advise the Staff that the Company’s platform does not enable any customer to directly access another customer’s provided data.

Customer Case Studies, page 86

21.                               Please consider including a summary to your customer case studies indicating time periods for the information presented, how you selected those customers and products, and how those clients provide a meaningful representation of your user base.  Please also explain any limitations in using these individual case studies.

In response to the Staff’s comment, the Company has revised its disclosure on pages 86 and 87 to indicate time periods for the information presented and how those clients provide a meaningful representation of the Company’s user base.  The Company selected the customers and products included in the case studies because it believes that they provide a representative sample of how different types of customers can use, customize and benefit from the Company’s solution across different industries, retail locations, product types, marketing goals and sales strategies.  We respectfully advise the Staff that each of the case studies has been approved by the applicable customer, which was an additional reason for their selection.

22.                               We note you considered certain differences between the select and control stores with respect to your Starbucks and Home Depot marketing campaign launches.  To balance your disclosure, and give context to your platform as a whole, please discuss some of the adjustments you made when taking into account differences between the select and control stores.

In response to the Staff’s comment, the Company has revised its disclosure on page 87 to describe the Company’s standard approach to test and control stores.

Intellectual Property, page 89

23.                               Please disclose, and briefly discuss, that your proprietary platform relies on third-party open source software components and licenses.  We note your disclosure on page 29.

In response to the Staff’s comment, the Company has revised its disclosure on page 89 to disclose that the Company’s platform relies on third-party open source software components and licenses.

Financial Statements

Revenue Recognition, page F-8 and F-36

24.                               We note your conclusion that you are the principal in the arrangement.  In this regard, please provide us more in-depth analysis explaining:

•                  Why you are deemed to be the primary obligor in the arrangement.

•                  How pricing is established.  We note that it is based upon an “agreed-upon rate” and that each advertising placement has no determinable VSOE.

•                  How you add value to the service.

•                  How you are able to establish discretion in supplier selection through programmatic buying on real-time bidding exchanges.

•                  Your involvement in the determination of service specifications.

In response to the Staff’s comment, we note that the Company’s contracts with customers take the form of advertising insertion orders placed by advertisers that work directly with the Company or through advertising agencies that act on behalf of the advertisers.  An insertion order specifies the delivery terms, including the advertising format (i.e., display, mobile, social, video), start date, end date, the contracted number of advertising impressions to be delivered, rates, billing terms and other general terms and conditions of the arrangement.  An insertion order represents a contract and is governed by the American Association of Advertising Agencies / Interactive Advertising Bureau Standard Terms and Conditions for Internet Advertising for Media Buys One Year or Less.  The rates on the insertion order are typically specified on a cost per thousand impressions, or CPM, basis.  Although the pricing is typically based on a CPM basis, the total quantity of impressions that are required to be delivered is fixed at the onset of the advertising campaign.

The Company and an advertiser (or an advertising agency that acts on behalf of the advertiser) negotiate the terms of each insertion order.  Each insertion order is generally a standalone agreement that is not subject to a master services agreement.  When the Company executes an insertion order, it communicates with the advertiser (or the advertising agency acting on behalf of the advertiser) to obtain the guidelines necessary to run the advertising campaign, such as certain customary restrictions and the overall parameters of the campaign.  The Company is then solely responsible for executing the advertising campaign.  Within customary guidelines (e.g., not to run children’s advertisements on explicit sites or not to run tobacco advertisements on children’s sites), the Company has discretion in executing the advertising campaign by identifying the specific inventory units to purchase and delivering the advertising impressions.  The customer has no input in the decision making process with regards to the specific inventory units purchased.

We further supplementally advise the Staff that the Company has assessed who is the principal in its arrangements as prescribed in ASC 605-45-45, including:

Primary obligor in the arrangement (ASC 605-45-45-4):

The primary obligor is the party responsible for providing the service to the customer.  In substance, the primary obligor is the party to whom the customer looks to for fulfillment and to ensure acceptability of the services.  If an entity is responsible for fulfillment and acceptability of the services, it is an indication that the company is acting as a principal.

The Company has determined that it is the primary obligor because it is solely responsible for fulfilling its obligations under the insertion order.  The basis for this conclusion is supported by the following:

•                  The Company is the only party that has a contractual responsibility with the advertiser (or the advertising agency that acts on behalf of the advertiser).  As a result, if something were to “go wrong” in the performance of the arrangement, including failure to deliver the advertising impression, the customer’s only recourse is with the Company because they have no recourse against the real-time bidding exchanges or the publishers.

•                  The advertiser (or the advertising agency that acts on behalf of the advertiser) enters into contracts with the Company to deliver advertising campaigns that meet certain parameters pursuant to the binding terms of an insertion order.  The Company has full discretion in what inventory units are acquired, outside of customary restraints, and at what price.  The Company utilizes its proprietary technology platform to evaluate variables such as desired audience attributes, environmental factors, geographic attributes, inventory unit characteristics and others in making its bid/buying decisions.

•                  The Company is responsible for delivering targeted advertising impressions for its customers over a specified advertising campaign period.  The Company bears performance risk as it is solely obligated to execute the advertising campaign per the terms of the insertion order and if sales do not increase, the customer is likely to view the advertising campaign as ineffective, which in turn, could jeopardize the Company’s ongoing relationship with its customer.  The success of the advertising campaign does not rest with the real-time bidding exchange or the publisher, because neither party is responsible for the effectiveness of the advertising campaign or the degree to which advertising impressions reach the intended target audience.

Further, because the number of impressions required to be delivered and the fee per delivered impression the Company is going to receive are determined in advance per the terms of the signed insertion order, and because the inventory units are purchased subsequently through the real-time bidding exchanges, the Company bears the risk of fulfillment, including the risk associated with subsequent fluctuations in the price of inventory units.

Based on the above, the Company believes that it is responsible for fulfillment and is the primary obligor in the arrangement.  The Company also believes this conclusion is consistent with Example 9 found in ASC 605-45-55-32 through 55-34, specifically as it relates to the services being provided by the Company being indicative of the Company acting as a primary obligor.  Additionally, the Company also considered Examples 7 and 8A found in ASC605-45-55-23 through 55-29.

The Company believes that the above considerations demonstrate that it is responsible for delivering advertising impressions that satisfy the campaign pursuant to the binding terms of an insertion order and, as a result, the Company is the primary obligor in its arrangements.  This responsibility is not linked to the separate contractual arrangements the Company has with real-time bidding exchanges or the Company’s obligations to pay these exchanges for inventory units that the Company purchases.  The requirement to deliver the agreed-upon impressions and the risks associated with the Company’s failure to satisfy this responsibility, as well as the overall success of the advertising campaign itself (i.e. success in appropriately identifying the target market and driving purchasing behavior, as further described in “Add value to the service” below) also demonstrate that the Company has fulfillment or performance risk, which is analogous to inventory risk.

Latitude in established pricing (ASC 605-45-45-8):

When a company has reasonable latitude to establish prices for the services it provides, it is an indication that the company is acting as a principal, rather than as another company’s agent.

The Company has full latitude to negotiate the price charged in the insertion order (typically on a CPM basis).  The Company earns a variable amount in its contractual arrangements equal to the difference between the price negotiated with the advertiser (or the advertising agency that acts on behalf of the advertiser) and the cost of acquired inventory units to fulfill the arrangement.

Add value to the service (ASC 605-45-45-9):

If a company performs part of the service ordered by a customer, that fact may indicate that the entity is primarily responsible for fulfillment, including the ultimate acceptability of total services furnished, and is an indicator that the company adds value and is acting as a principal.

The Company is engaged to provide a substantive service, which is to execute a targeted advertising campaign via the delivery of advertising impressions.  As previously stated, the customer provides the parameters of the advertising campaign, but the Company is responsible for identifying the target audience to receive the advertisements.  The Company utilizes its proprietary technology platform to find and acquire inventory units on which the customer’s creative will ultimately be viewed by the targeted audience.  The platform, which is a consumer purchase intent model, matches the likely communities of local buyers with specific products at a particular retail location within a given timeframe.

Through a combination of proprietary and third-party data, the Company creates a profile for each local community (Digital Zip) based on shared demographic and financial traits, such as family size, income level, education, age and historical purchasing behavior.  The Company then uses the platform to analyze, around-the-clock, the individual web pages browsed/searched by consumers in each Digital Zip to determine which products those consumers are most likely to purchase based on the media content they are viewing.  The platform then processes and analyzes attributes of those searches to delineate consumers’ real-time purchasing intent.  Data used to develop the intent profile of the consumer is obtained from the Company’s proprietary search technology as well as the analysis of third party data metrics, some of which are purchased (such as credit card point-of-sale data), to develop the Company’s expectations of consumer behavior.

Then, based on the predictive analytics from the real-time purchasing intent model, the Company continually analyzes advertising space available via the real-time bidding exchanges, and places bids for advertising space that matches its expectation of consumer purchasing intent (developed by the platform, as described above), and for which the Company believes will deliver the best return for that advertisement.  The platform purchases advertising space and delivers the customer’s advertisement to these local consumers.

The Company believes that these are services that the customer either cannot perform on its own, or cannot perform as efficiently (i.e. a customer would not utilize the Company’s services if it had the wherewithal to conduct the activities itself).  Further, the Company believes that the selling price of the deliverable is greater as a result of its performance of the service.  The Company believes the advertiser (or the advertising agency that acts on behalf of the advertiser) is willing to pay more as a result of the Company’s services than just the price of the inventory unit itself.  All of these factors help demonstrate that the Company adds value to the service.  As such, the Company believes that it performs “part of the service” and is therefore responsible for fulfillment.

Discretion in supplier selection (ASC 605-45-45-10):

When a company has multiple suppliers for a service ordered by a customer and discretion to select the supplier that will provide the service, it is an indication that the company is acting as a principal.

There are numerous real-time bidding exchanges.  The Company has sole discretion in selecting which real-time bidding exchange(s) it contracts with to acquire inventory units.  The Company has further discretion in that it can acquire an inventory unit from any of the exchanges with which it has contracted that best meets its customers’ needs.  This is evidenced primarily through the real-time bidding process in which the Company’s platform uses algorithms to select the most appropriate inventory units with certain criteria in order to maximize advertising campaign performance by comparing all of the real-time bidding exchanges simultaneously.  The inventory unit that best aligns with the parameters of the advertising campaign is then selected by the Company’s platform.

While the advertiser (or the advertising agency that acts on behalf of the advertiser) has input in the initial parameters of the advertising campaign, the inventory unit purchasing decisions, including with which suppliers the Company contracts to acquire inventory units, are at the discretion of the Company.

Determination of Service Specifications (ASC 605-45-45-11):

If a company must determine the nature, type, characteristics, or specifications of the service ordered by the customer, that fact might indicate that the company is primarily responsible for fulfillment.

At the inception of a new insertion order, the advertiser (or the advertising agency that acts on behalf of the advertiser) has initial input as to the general parameters of the advertising campaign and the targeted audience.  The Company then uses its platform to determine how to best reach the customer’s intended audience in order to optimize the customer’s results.  As previously mentioned, the Company’s platform has a multitude of data parameters that are specifically tailored for each advertising campaign.  The Company makes all of the buying decisions and determines the characteristics or specifications of all of the inventory units that are purchased and analyzed throughout the entire advertising campaign.  Further, the Company monitors advertising campaigns using its technology and analysis to determine how well an advertising campaign is running, and makes real time adjustments to an advertising campaign to optimize the customer’s results.  The Company also monitors audience responses in order to optimize campaigns.  The Company believes its platform and services are substantial and create specific value for the customer.  Therefore, the Company is involved in the determination of certain of the service specifications.

25.                               On page 26, you disclose that errors in the measurement of your digital marketing campaigns may cause discrepancies with your customers’ measurements.  For revenue recognition purposes, please tell us how you consider the need for “make-goods” or standard credits given to advertisers for campaigns that have not been delivered properly.

In response to the Staff’s comment, the Company has revised its disclosure on page 26 to clarify the need for when “make-goods” and standard credits could be given.  For purposes of clarity, the Company’s insertion orders require it to deliver a set number of impressions, and the Company has virtually always delivered the required number of impressions.  However, if the Company failed to deliver enough impressions, the customer would assert that the Company has not fulfilled its contractual obligations.  Practically speaking, the Company considers its obligations to fulfill its requirements under its insertion orders to be largely within its control, given the significant number of inventory units available in the marketplace.  The Company therefore believes that the consideration received under its insertion orders is fixed and determinable, and all other revenue recognition criteria have been met.  Any credits or “make-goods” would be negotiated with customers and accounted for in the period in which they occur or are probable of occurring.  However, the Company historically has not experienced discrepancies in the measurement of its digital marketing campaigns with its customers’ measurements such that any “make-goods” or credits have been required for campaigns that have not been delivered properly.

26.                               We note on page 80 that you provide your customers the results of the marketing effort both during and after the completion of the marketing campaign.  Please expand your revenue recognition policy disclosure for multiple element arrangements to address this service.

In response to the Staff’s comment, the Company has revised its disclosure on page 81 to remove the sentence that stated the Company provides the results of the marketing effort both during and after the completion of the marketing campaign to customers.  To clarify, the results of a marketing campaign are based on actual data received from the customer during or after the course of the advertising campaign, and not an internally derived metric.  If a customer provides this data during the campaign, it can be integrated into the Company’s technology platform as another data point to be used in the decision making process to improve the accuracy and efficiency of the platform’s predictions associated with purchasing and delivering advertising impressions.  If a customer provides this data after the campaign, it is used primarily in future marketing efforts with that customer in an attempt to procure additional business.  For example, the Company can compare advertising purchases to the customer’s data to evaluate whether there was a response to the advertising campaign, such as an increase in store or product sales.

Concentration of Credit Risk, page F-10

27.                               Per your disclosure, you did not have any customers that individually comprised a significant concentration of your accounts receivable and revenue.  However, on page 17, you disclose that three agencies represented customers accounting for 41% of your revenues for the year ended December 31, 2013, and one of those agencies represented customers accounting for 18% of your revenues for the same period.  Elsewhere in your filing, you state that contracting directly with these agencies subject you to a greater credit risk than when you contract with advertisers directly.  If you contract with and bill these agencies directly and hold accounts in their name, tell us why you believe that you have no significant concentration of receivables or revenue.

In response to the Staff’s comment, the Company respectfully directs the Staff to the Company’s response to comment no. 16.

In addition, the Company has revised its disclosure on page 27 to clarify the types of risks associated with contracting with advertising agencies.  Historically, the Company has not been exposed to greater credit risk nor suffered greater losses when it contracts with an advertising agency rather than with the customer directly.  Advertising agencies remit payment to the Company once they receive payment from our customers.  However, contracting with advertising agencies instead of directly with advertiser customers can create a delay in the timing of receipt of payment compared to when the Company contracts directly with its customers.  The potential for delays caused by the requirement for two different entities to process payments creates additional liquidity risk.

In addition, the Company advises the Staff that the Company’s customers (i.e., advertisers) remain liable for payment to the Company, except to the extent those customers have already remitted payment to the advertising agencies on our behalf.  We do acknowledge that a concentration of multiple customers acting through a single agency can present an accounts receivable concentration risk.  However, as of December 31, 2012 and December 31, 2013, the Company did not have any customers or advertising agencies that individually composed a significant concentration of its accounts receivable.  The Company has clarified its disclosure on page F-10 that its disclosures of concentration risk related to receivables also applies to receivables from agencies.

We further advise the Staff that the Company’s customers are advertisers that procure the Company’s services directly, or through advertising agencies acting on their behalf.  The agencies act as agents of the advertisers and are not customers themselves.  The advertiser is the beneficiary of the services provided by the Company, rather than the advertising agency who acts as an intermediary for the customer.  The advertiser is the party that has obtained services that are an output of the Company’s ordinary business activities in exchange for consideration (i.e. the advertising agency receives no direct benefit from the Company by the Company’s execution of the customer’s advertising campaign).  As such, we do not believe that conducting business through agencies creates a revenue risk for disclosure purposes under Item 101(c)(1)(vii) of Regulation S-K, because agencies are not customers.  That regulation states in part, “For purposes of this paragraph, a group of customers under common control or customers that are affiliates of each other shall be regarded as a single customer.”  Therefore, the Company assesses customer groups (i.e. customers within a single corporate structure or that are otherwise affiliated with each other) with respect to complying with the disclosure requirements of Item 101(c)(1)(vii).  Nevertheless, in response to the Staff’s comment, we have supplementally disclosed on pages 6 and 17 any networks of agencies through which we derived 10% or more of our revenue within the most recent fiscal year and interim period because a substantial majority of our revenue is sourced through advertising agencies.  We have treated agencies under common control or agencies that are affiliated with one another as a single agency.

We further advise the Staff that for the years ended December 31, 2012 and 2013, or for the six-month periods ended June 30, 2013 and 2014, the Company did not have any customers that individually comprised a significant concentration of its revenue.

* * * * *

Please contact me or, in my absence, Glen R. Van Ligten, at (650) 321-2400, if you have any questions about this confidential submission.

Sincerely yours,

/s/ Richard C. Blake
Richard C. Blake
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

cc:                                Joseph Epperson

Brad R. Schomber

MaxPoint Interactive, Inc.

Robert V. Gunderson, Jr., Esq.

Glen R. Van Ligten, Esq.

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Mark G. Borden, Esq.
Erika L. Robinson, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP